UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	October 2013 Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP

The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

October, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Oct-12	Sept-13	Oct-13	Oct-13 Vs. Sept-13	Oct-13 Vs. Oct-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	7,150,583	4,977,164	7,890,844	58.5	10.4
Interbank and overnight funds	1,642,325	920,752	329,555	(64.2)	(79.9)
Total Cash and cash equivalents	8,792,907	5,897,917	8,220,399	39.4	(6.5)
INVESTMENT SECURITIES
Debt securities	10,826,058	13,147,473	13,264,990	0.9	22.5
Trading	2,174,453	3,333,600	3,174,064	(4.8)	46.0
Available for Sale	5,817,815	7,039,327	7,166,715	1.8	23.2
Held to maturity	2,833,790	2,774,546	2,924,211	5.4	3.2
Equity securities	8,013,880	9,655,420	9,751,903	1.0	21.7
Trading	33,858	38,644	38,743	0.3	14.4
Available for Sale	7,980,022	9,616,776	9,713,161	1.0	21.7
Allowance	(2,933)	(3,036)	(3,021)	(0.5)	3.0
Total investment securities, net	18,837,005	22,799,857	23,013,872	0.9	22.2
LOANS AND FINANCIAL LEASES
Commercial loans	39,093,206	43,697,910	44,069,368	0.9	12.7
Consumer loans	18,106,098	19,969,278	20,297,759	1.6	12.1
Microcredit	283,312	318,258	326,438	2.6	15.2
Mortgage loans	992,638	1,594,053	1,694,492	6.3	70.7
Financial leases	5,413,686	5,810,381	5,848,462	0.7	8.0
Allowance for loans and financial leases losses	(2,217,847)	(2,555,949)	(2,571,384)	0.6	15.9
Total loans and financial leases, net	61,671,094	68,833,931	69,665,135	1.2	13.0
Interest accrued on loans and financial leases	699,486	724,535	707,238	(2.4)	1.1
Allowance on Interest accrued on loans and financial leases	(74,454)	(82,543)	(83,138)	0.7	11.7
Interest accrued on loans and financial leases, net	625,031	641,992	624,100	(2.8)	(0.1)
Bankers' acceptances, spot transactions and derivatives	250,525	349,623	345,925	(1.1)	38.1
Accounts receivable, net	984,417	1,283,408	1,100,091	(14.3)	11.8
Property, plant and equipment, net	813,103	862,891	864,194	0.2	6.3
Operating leases, net	345,438	354,461	363,488	2.5	5.2
Foreclosed assets, net	68,521	60,798	57,771	(5.0)	(15.7)
Prepaid expenses and deferred charges	542,963	466,471	437,946	(6.1)	(19.3)
Goodwill, net	517,349	495,007	492,881	(0.4)	(4.7)
Other assets, net	795,899	1,040,089	1,092,663	5.1	37.3
Reappraisal of assets	1,970,178	2,092,043	2,188,414	4.6	11.1
Total assets	96,214,431	105,178,489	108,466,880	3.1	12.7
LIABILITIES
DEPOSITS
Checking accounts	12,890,561	13,907,568	14,111,928	1.5	9.5
Time deposits	18,351,028	18,159,066	18,294,152	0.7	(0.3)
Savings deposits	32,193,438	36,127,220	38,359,899	6.2	19.2
Other	529,981	621,380	545,077	(12.3)	2.8
Total deposits	63,965,008	68,815,233	71,311,057	3.6	11.5
Bankers' acceptances, spot transactions and derivatives	246,039	391,212	351,497	(10.2)	42.9
Interbank borrowings and overnight funds	1,815,065	3,587,594	4,127,798	15.1	127.4
Borrowings from banks and other	4,979,543	4,521,835	4,452,100	(1.5)	(10.6)
Accrued interest payable	268,629	230,684	249,532	8.2	(7.1)
Other accounts payable	1,860,470	2,149,291	1,868,805	(13.1)	0.4
Bonds	5,730,335	6,706,463	6,851,622	2.2	19.6
Estimated Liabilities	1,087,750	967,022	1,070,193	10.7	(1.6)
Other liabilities	785,948	876,940	927,746	5.8	18.0
Total liabilities	80,738,787	88,246,274	91,210,349	3.4	13.0
Total shareholders' equity	15,475,643	16,932,215	17,256,531	1.9	11.5
Total liabilities and shareholders' equity	96,214,431	105,178,489	108,466,880	3.1	12.7

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

INCOME STATEMENT	YTD		Growth (%) Oct-13 Vs. Oct-12	Mes		Growth (%) Oct-13 Vs. Sept-13
(Ps. Millions)	Oct-12	Oct-13		Sept-13	Oct-13
INTEREST INCOME
Interest on loans	5,389,924	5,641,391	4.7	562,124	567,717	1.0
Interest on investment securities	619,091	646,740	4.5	53,234	62,570	17.5
Interbank and overnight funds	113,362	102,264	(9.8)	9,454	9,026	(4.5)
Financial leases	463,384	498,003	7.5	47,841	48,845	2.1
Total Interest Income	6,585,760	6,888,398	4.6	672,653	688,158	2.3
INTEREST EXPENSE
Checking accounts	104,663	93,716	(10.5)	9,012	9,315	3.4
Time deposits	794,477	752,300	(5.3)	67,662	67,052	(0.9)
Saving deposits	929,240	881,879	(5.1)	89,430	95,194	6.4
Total interest expense on deposits	1,828,380	1,727,895	(5.5)	166,105	171,562	3.3
Borrowings from banks and others	178,731	118,555	(33.7)	11,013	10,538	(4.3)
Interbank and overnight funds (expenses)	90,350	60,947	(32.5)	7,214	9,476	31.4
Bonds	312,407	331,717	6.2	32,491	32,713	0.7
Total interest expense	2,409,869	2,239,115	(7.1)	216,822	224,289	3.4
Net Interest Income	4,175,891	4,649,283	11.3	455,830	463,869	1.8
Provisions for loan and financial lease losses, accrued interest and other, net	691,812	962,400	39.1	94,472	84,827	(10.2)
Recovery of charged-off assets	(117,716)	(121,269)	3.0	(11,634)	(10,944)	(5.9)
Provision for investment securities, foreclosed assets and other assets	21,222	27,124	27.8	4,368	1,410	(67.7)
Recovery of provisions for investments securities, foreclosed assets and other assets	(16,005)	(13,925)	(13.0)	(1,016)	(729)	(28.2)
Total provisions, net	579,313	854,329	47.5	86,190	74,564	(13.5)
Net interest income after provisions	3,596,578	3,794,955	5.5	369,640	389,305	5.3
FEES AND OTHER SERVICES INCOME
Commissions from banking services	755,990	821,263	8.6	89,569	86,463	(3.5)
Branch network services	23,590	24,858	5.4	2,539	2,541	0.1
Credit card merchant fees	127,409	154,085	20.9	15,998	15,712	(1.8)
Checking fees	60,279	55,444	(8.0)	5,222	5,925	13.5
Other	69,637	75,383	8.3	8,073	8,008	(0.8)
Total fees and other services income	1,036,904	1,131,032	9.1	121,401	118,650	(2.3)
Fees and other services expenses	281,635	304,704	8.2	30,370	31,618	4.1
Fees and other services income, net	755,270	826,328	9.4	91,031	87,032	(4.4)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(62,358)	166,872	367.6	(35,349)	(19,318)	(45.4)
Gains (losses) on derivative operations, net	129,902	(29,708)	(122.9)	45,909	32,859	(28.4)
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	694,239	872,770	25.7	233,282	12,385	(94.7)
Other	147,563	153,721	4.2	15,420	15,925	3.3
Total other operating income	909,343	1,163,656	28.0	259,262	41,851	(83.9)
Total operating income	5,261,191	5,784,938	10.0	719,933	518,188	(28.0)
OPERATING EXPENSES
Salaries and employee benefits	961,576	1,039,181	8.1	109,755	108,580	(1.1)
Bonus plan payments	27,990	29,443	5.2	2,258	2,244	(0.6)
Termination payments	4,765	4,953	3.9	403	464	15.1
Administrative and other expenses	1,469,476	1,702,643	15.9	175,343	179,385	2.3
Insurance on deposit, net	132,690	159,428	20.2	16,294	16,823	3.3
Charitable and other donation expenses	5,623	2,377	(57.7)	389	319	(18.1)
Depreciation	181,365	191,995	5.9	19,015	21,172	11.3
Goodwill amortization	19,170	20,490	6.9	2,126	2,126	0.0
Total operating expenses	2,802,655	3,150,509	12.4	325,583	331,114	1.7
Net operating income	2,458,536	2,634,429	7.2	394,350	187,075	(52.6)
NON-OPERATING INCOME (EXPENSE)
Other income	159,672	219,915	37.7	9,351	10,397	11.2
Other expenses	48,311	64,712	34.0	6,732	5,755	(14.5)
Non-operating income (expense), net	111,361	155,202	39.4	2,620	4,642	77.2
Income before income tax expense	2,569,897	2,789,632	8.6	396,970	191,717	(51.7)
Income tax expense	677,416	746,214	10.2	63,911	67,558	5.7
Net income	1,892,481	2,043,417	8.0	333,059	124,159	(62.7)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Oct-12	Sept-13	Oct-13	Oct-13 Vs. Sept-13	Oct-13 Vs. Oct-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,219,240	2,292,098	4,008,919	74.9	(5.0)
Interbank and overnight funds	730,851	284,814	95,626	(66.4)	(86.9)
Total Cash and cash equivalents	4,950,091	2,576,912	4,104,545	59.3	(17.1)
INVESTMENT SECURITIES
Debt securities	5,485,167	5,725,311	5,813,866	1.5	6.0
Trading	613,648	1,418,651	1,460,811	3.0	138.1
Available for Sale	3,412,900	2,933,165	2,938,870	0.2	(13.9)
Held to maturity	1,458,619	1,373,495	1,414,184	3.0	(3.0)
Equity securities	6,310,528	7,533,878	7,572,374	0.5	20.0
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,310,528	7,533,878	7,572,374	0.5	20.0
Allowance	(726)	(755)	(732)	(3.1)	0.9
Total investment securities, net	11,794,969	13,258,433	13,385,508	1.0	13.5
LOANS AND FINANCIAL LEASES
Commercial loans	22,721,146	26,207,648	26,294,910	0.3	15.7
Consumer loans	5,894,445	6,564,857	6,643,111	1.2	12.7
Microcredit	247,895	291,023	299,780	3.0	20.9
Mortgage loans	121,488	554,135	619,871	11.9	410.2
Financial leases	1,231,665	1,400,924	1,409,926	0.6	14.5
Allowance for loans and financial leases losses	(948,629)	(1,147,593)	(1,160,046)	1.1	22.3
Total loans and financial leases, net	29,268,010	33,870,994	34,107,554	0.7	16.5
Interest accrued on loans and financial leases	347,368	361,185	362,847	0.5	4.5
Allowance on Interest accrued on loans and financial leases	(38,179)	(45,135)	(45,540)	0.9	19.3
Interest accrued on loans and financial leases, net	309,189	316,050	317,308	0.4	2.6
Bankers' acceptances, spot transactions and derivatives	202,239	300,064	305,128	1.7	50.9
Accounts receivable, net	498,736	784,553	751,644	(4.2)	50.7
Property, plant and equipment, net	311,959	333,096	342,731	2.9	9.9
Operating leases, net	808	1,301	3,277	152.0	305.6
Foreclosed assets, net	27,658	19,761	18,881	(4.5)	(31.7)
Prepaid expenses and deferred charges	243,540	215,149	198,542	(7.7)	(18.5)
Goodwill, net	492,830	471,886	469,892	(0.4)	(4.7)
Other assets, net	310,901	432,121	464,021	7.4	49.3
Reappraisal of assets	1,072,148	1,102,304	1,159,375	5.2	8.1
Total assets	49,483,076	53,682,624	55,628,405	3.6	12.4
LIABILITIES
DEPOSITS
Checking accounts	7,462,876	7,785,560	7,847,581	0.8	5.2
Time deposits	10,699,279	10,940,595	11,089,054	1.4	3.6
Savings deposits	15,543,276	15,622,991	17,305,052	10.8	11.3
Other	272,089	317,851	308,285	(3.0)	13.3
Total deposits	33,977,520	34,666,997	36,549,971	5.4	7.6
Bankers' acceptances, spot transactions and derivatives	195,755	340,888	314,658	(7.7)	60.7
Interbank borrowings and overnight funds	621,865	2,051,779	2,212,964	7.9	255.9
Borrowings from banks and other	2,468,949	2,293,646	2,186,088	(4.7)	(11.5)
Accrued interest payable	127,913	120,790	134,491	11.3	5.1
Other accounts payable	838,521	1,054,262	856,806	(18.7)	2.2
Bonds	1,520,373	2,524,799	2,504,137	(0.8)	64.7
Estimated Liabilities	432,937	401,347	435,873	8.6	0.7
Other liabilities	250,911	327,459	371,949	13.6	48.2
Total liabilities	40,434,745	43,781,967	45,566,936	4.1	12.7
Total shareholders' equity	9,048,332	9,900,657	10,061,470	1.6	11.2
Total liabilities and shareholders' equity	49,483,076	53,682,624	55,628,405	3.6	12.4

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

INCOME STATEMENT	YTD		Growth (%) Oct-13 Vs. Oct-12	Mes		Growth (%) Oct-13 Vs. Sept-13
(Ps. Millions)	Oct-12	Oct-13		Sept-13	Oct-13
INTEREST INCOME
Interest on loans	2,475,145	2,614,809	5.6	261,262	264,504	1.2
Interest on investment securities	272,534	336,306	23.4	15,613	25,649	64.3
Interbank and overnight funds	54,170	52,435	(3.2)	4,948	4,733	(4.4)
Financial leases	93,639	112,029	19.6	11,011	11,016	0.0
Total Interest Income	2,895,489	3,115,578	7.6	292,835	305,902	4.5
INTEREST EXPENSE
Checking accounts	75,054	76,415	1.8	7,563	7,743	2.4
Time deposits	440,076	411,197	(6.6)	38,183	37,429	(2.0)
Saving deposits	438,642	416,023	(5.2)	39,607	43,541	9.9
Total interest expense on deposits	953,772	903,634	(5.3)	85,353	88,712	3.9
Borrowings from banks and others	73,025	54,985	(24.7)	5,369	4,834	(10.0)
Interbank and overnight funds (expenses)	36,970	24,415	(34.0)	4,255	4,896	15.1
Bonds	79,698	110,405	38.5	11,881	11,789	(0.8)
Total interest expense	1,143,465	1,093,439	(4.4)	106,859	110,231	3.2
Net Interest Income	1,752,024	2,022,139	15.4	185,976	195,671	5.2
Provisions for loan and financial lease losses, accrued interest and other, net	300,331	465,953	55.1	50,037	47,900	(4.3)
Recovery of charged-off assets	(35,893)	(48,059)	33.9	(4,559)	(4,624)	1.4
Provision for investment securities, foreclosed assets and other assets	9,835	13,037	32.6	1,111	732	(34.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(8,180)	(5,804)	(29.1)	(63)	(61)	(3.2)
Total provisions, net	266,092	425,128	59.8	46,526	43,946	(5.5)
Net interest income after provisions	1,485,932	1,597,011	7.5	139,450	151,725	8.8
FEES AND OTHER SERVICES INCOME
Commissions from banking services	433,765	467,952	7.9	47,125	48,903	3.8
Branch network services	23,490	24,758	5.4	2,529	2,531	0.1
Credit card merchant fees	47,623	58,248	22.3	6,088	6,190	1.7
Checking fees	32,178	29,052	(9.7)	2,558	3,205	25.3
Other	3,768	3,461	(8.2)	256	266	4.1
Total fees and other services income	540,824	583,470	7.9	58,555	61,095	4.3
Fees and other services expenses	111,626	108,853	(2.5)	9,940	9,903	(0.4)
Fees and other services income, net	429,199	474,617	10.6	48,615	51,192	5.3
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(73,244)	141,052	292.6	(34,080)	(20,306)	(40.4)
Gains (losses) on derivative operations, net	110,820	(29,617)	(126.7)	40,780	29,787	(27.0)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	502,774	652,760	29.8	150,679	11,416	(92.4)
Other	2,441	2,315	(5.2)	230	246	7.0
Total other operating income	542,792	766,509	41.2	157,608	21,143	(86.6)
Total operating income	2,457,923	2,838,137	15.5	345,673	224,060	(35.2)
OPERATING EXPENSES
Salaries and employee benefits	386,259	445,237	15.3	47,630	46,498	(2.4)
Bonus plan payments	6,297	6,261	(0.6)	121	101	(16.8)
Termination payments	863	354	(59.0)	17	66	292.7
Administrative and other expenses	671,170	815,895	21.6	87,017	85,947	(1.2)
Insurance on deposit, net	60,630	78,189	29.0	7,846	8,297	5.7
Charitable and other donation expenses	2,068	72	(96.5)	-	-	N.A.
Depreciation	37,539	43,147	14.9	4,496	4,615	2.6
Goodwill amortization	17,969	19,208	6.9	1,994	1,994	(0.0)
Total operating expenses	1,182,793	1,408,362	19.1	149,120	147,517	(1.1)
Net operating income	1,275,130	1,429,776	12.1	196,553	76,543	(61.1)
NON-OPERATING INCOME (EXPENSE)
Other income	69,178	91,131	31.7	4,117	6,523	58.4
Other expenses	18,461	26,621	44.2	2,509	2,446	(2.5)
Non-operating income (expense), net	50,717	64,510	27.2	1,608	4,077	153.5
Income before income tax expense	1,325,847	1,494,286	12.7	198,161	80,619	(59.3)
Income tax expense	322,994	359,376	11.3	21,371	29,488	38.0
Net income	1,002,853	1,134,910	13.2	176,789	51,131	(71.1)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Oct-12	Sept-13	Oct-13	Oct-13 Vs. Sept-13	Oct-13 Vs. Oct-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,325,958	1,295,235	1,861,746	43.7	40.4
Interbank and overnight funds	39,418	541,101	96,500	(82.2)	144.8
Total Cash and cash equivalents	1,365,376	1,836,335	1,958,246	6.6	43.4
INVESTMENT SECURITIES
Debt securities	1,941,545	2,914,656	2,829,301	(2.9)	45.7
Trading	724,034	1,209,472	1,089,140	(9.9)	50.4
Available for Sale	668,995	1,155,578	1,142,568	(1.1)	70.8
Held to maturity	548,516	549,607	597,592	8.7	8.9
Equity securities	1,204,983	1,555,490	1,595,806	2.6	32.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,204,983	1,555,490	1,595,806	2.6	32.4
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,146,528	4,470,146	4,425,107	(1.0)	40.6
LOANS AND FINANCIAL LEASES
Commercial loans	9,051,915	10,019,363	10,166,946	1.5	12.3
Consumer loans	3,355,305	3,998,092	4,179,101	4.5	24.6
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	-	15,113	21,351	41.3	N.A.
Financial leases	3,867,921	4,127,657	4,161,926	0.8	7.6
Allowance for loans and financial leases losses	(594,365)	(674,882)	(680,140)	0.8	14.4
Total loans and financial leases, net	15,680,777	17,485,343	17,849,184	2.1	13.8
Interest accrued on loans and financial leases	152,395	172,535	152,409	(11.7)	0.0
Allowance on Interest accrued on loans and financial leases	(18,790)	(19,631)	(19,076)	(2.8)	1.5
Interest accrued on loans and financial leases, net	133,605	152,904	133,333	(12.8)	(0.2)
Bankers' acceptances, spot transactions and derivatives	46,007	46,930	37,774	(19.5)	(17.9)
Accounts receivable, net	374,218	396,787	257,591	(35.1)	(31.2)
Property, plant and equipment, net	242,974	269,627	259,595	(3.7)	6.8
Operating leases, net	344,251	352,757	359,813	2.0	4.5
Foreclosed assets, net	24,850	24,621	22,617	(8.1)	(9.0)
Prepaid expenses and deferred charges	135,110	132,915	129,658	(2.5)	(4.0)
Goodwill, net	24,520	23,121	22,989	(0.6)	(6.2)
Other assets, net	300,108	394,413	410,510	4.1	36.8
Reappraisal of assets	373,199	391,609	398,849	1.8	6.9
Total assets	22,191,523	25,977,507	26,265,266	1.1	18.4
LIABILITIES
DEPOSITS
Checking accounts	3,223,065	4,043,141	4,048,876	0.1	25.6
Time deposits	3,290,804	3,564,666	3,611,877	1.3	9.8
Savings deposits	6,745,191	8,259,416	8,299,249	0.5	23.0
Other	178,219	186,887	142,095	(24.0)	(20.3)
Total deposits	13,437,279	16,054,110	16,102,096	0.3	19.8
Bankers' acceptances, spot transactions and derivatives	48,576	47,472	33,766	(28.9)	(30.5)
Interbank borrowings and overnight funds	397,267	794,519	1,052,073	32.4	164.8
Borrowings from banks and other	1,778,447	1,966,422	1,993,719	1.4	12.1
Accrued interest payable	75,586	63,667	69,795	9.6	(7.7)
Other accounts payable	445,846	494,701	408,373	(17.5)	(8.4)
Bonds	2,312,087	2,577,493	2,532,813	(1.7)	9.5
Estimated Liabilities	237,310	198,422	229,341	15.6	(3.4)
Other liabilities	117,766	130,440	135,214	3.7	14.8
Total liabilities	18,850,164	22,327,246	22,557,189	1.0	19.7
Total shareholders' equity	3,341,360	3,650,261	3,708,077	1.6	11.0
Total liabilities and shareholders' equity	22,191,523	25,977,507	26,265,266	1.1	18.4

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

INCOME STATEMENT	YTD		Growth (%) Oct-13 Vs. Oct-12	Mes		Growth (%) Oct-13 Vs. Sept-13
(Ps. Millions)	Oct-12	Oct-13		Sept-13	Oct-13
INTEREST INCOME
Interest on loans	1,142,235	1,203,597	5.4	121,152	121,951	0.7
Interest on investment securities	116,847	83,196	(28.8)	17,832	17,334	(2.8)
Interbank and overnight funds	38,405	34,648	(9.8)	3,389	3,457	2.0
Financial leases	339,195	357,029	5.3	34,417	35,112	2.0
Total Interest Income	1,636,682	1,678,470	2.6	176,790	177,854	0.6
INTEREST EXPENSE
Checking accounts	7,662	8,732	14.0	904	1,032	14.2
Time deposits	137,665	168,632	22.5	14,821	15,365	3.7
Saving deposits	222,834	198,286	(11.0)	20,463	21,205	3.6
Total interest expense on deposits	368,161	375,650	2.0	36,188	37,602	3.9
Borrowings from banks and others	67,522	51,600	(23.6)	4,921	4,954	0.7
Interbank and overnight funds (expenses)	22,220	15,956	(28.2)	1,131	1,643	45.3
Bonds	134,838	132,048	(2.1)	12,482	12,798	2.5
Total interest expense	592,740	575,254	(3.0)	54,723	56,997	4.2
Net Interest Income	1,043,942	1,103,217	5.7	122,068	120,857	(1.0)
Provisions for loan and financial lease losses, accrued interest and other, net	217,250	294,794	35.7	27,202	28,683	5.4
Recovery of charged-off assets	(44,712)	(41,789)	(6.5)	(3,487)	(3,244)	(7.0)
Provision for investment securities, foreclosed assets and other assets	6,914	7,363	6.5	804	186	(76.9)
Recovery of provisions for investments securities, foreclosed assets and other assets	(3,692)	(5,191)	40.6	(691)	(333)	(51.8)
Total provisions, net	175,760	255,176	45.2	23,829	25,292	6.1
Net interest income after provisions	868,182	848,041	(2.3)	98,239	95,565	(2.7)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	134,874	152,832	13.3	21,007	16,955	(19.3)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	64,502	77,786	20.6	8,030	7,705	(4.0)
Checking fees	18,447	17,348	(6.0)	1,694	1,790	5.7
Other	26,877	26,105	(2.9)	2,467	2,839	15.1
Total fees and other services income	244,701	274,071	12.0	33,198	29,289	(11.8)
Fees and other services expenses	97,423	109,776	12.7	11,772	13,018	10.6
Fees and other services income, net	147,277	164,295	11.6	21,426	16,271	(24.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	11,156	22,576	102.4	(981)	1,094	211.6
Gains (losses) on derivative operations, net	18,032	477	(97.4)	4,934	2,946	(40.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	145,765	172,562	18.4	63,472	362	(99.4)
Other	143,971	150,051	4.2	15,052	15,520	3.1
Total other operating income	318,925	345,666	8.4	82,477	19,922	(75.8)
Total operating income	1,334,385	1,358,002	1.8	202,141	131,758	(34.8)
OPERATING EXPENSES
Salaries and employee benefits	253,469	266,800	5.3	27,187	27,047	(0.5)
Bonus plan payments	17,781	19,136	7.6	1,970	1,980	0.5
Termination payments	3,343	3,800	13.7	386	396	2.6
Administrative and other expenses	338,560	381,272	12.6	39,243	38,956	(0.7)
Insurance on deposit, net	32,077	38,263	19.3	3,977	3,995	0.5
Charitable and other donation expenses	1,801	690	(61.7)	270	148	(45.4)
Depreciation	109,301	114,748	5.0	11,197	12,729	13.7
Goodwill amortization	1,201	1,283	6.8	133	133	0.0
Total operating expenses	757,532	825,992	9.0	84,362	85,382	1.2
Net operating income	576,853	532,010	(7.8)	117,779	46,376	(60.6)
NON-OPERATING INCOME (EXPENSE)
Other income	21,379	25,697	20.2	2,425	1,184	(51.2)
Other expenses	14,129	16,853	19.3	2,119	1,577	(25.6)
Non-operating income (expense), net	7,251	8,844	22.0	305	(393)	(228.7)
Income before income tax expense	584,103	540,854	(7.4)	118,085	45,983	(61.1)
Income tax expense	146,872	131,696	(10.3)	18,740	15,196	(18.9)
Net income	437,232	409,157	(6.4)	99,345	30,787	(69.0)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Oct-12	Sept-13	Oct-13	Oct-13 Vs. Sept-13	Oct-13 Vs. Oct-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,023,586	891,564	1,379,580	54.7	34.8
Interbank and overnight funds	539,707	65,732	30,795	(53.2)	(94.3)
Total Cash and cash equivalents	1,563,293	957,297	1,410,375	47.3	(9.8)
INVESTMENT SECURITIES
Debt securities	1,552,562	2,265,966	2,425,551	7.0	56.2
Trading	305,926	221,037	219,325	(0.8)	(28.3)
Available for Sale	737,703	1,512,764	1,636,029	8.1	121.8
Held to maturity	508,934	532,165	570,198	7.1	12.0
Equity securities	486,641	554,284	571,955	3.2	17.5
Trading	33,686	38,644	38,743	0.3	15.0
Available for Sale	452,955	515,640	533,212	3.4	17.7
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,039,203	2,820,250	2,997,506	6.3	47.0
LOANS AND FINANCIAL LEASES
Commercial loans	5,155,085	4,949,837	5,035,674	1.7	(2.3)
Consumer loans	6,102,375	6,442,164	6,481,586	0.6	6.2
Microcredit	15,781	14,006	13,945	(0.4)	(11.6)
Mortgage loans	89,756	90,934	93,580	2.9	4.3
Financial leases	314,100	281,801	276,610	(1.8)	(11.9)
Allowance for loans and financial leases losses	(425,423)	(451,049)	(445,472)	(1.2)	4.7
Total loans and financial leases, net	11,251,674	11,327,693	11,455,923	1.1	1.8
Interest accrued on loans and financial leases	132,859	117,213	120,348	2.7	(9.4)
Allowance on Interest accrued on loans and financial leases	(9,574)	(8,514)	(9,267)	8.8	(3.2)
Interest accrued on loans and financial leases, net	123,285	108,699	111,082	2.2	(9.9)
Bankers' acceptances, spot transactions and derivatives	1,669	2,629	2,708	3.0	62.3
Accounts receivable, net	70,376	63,225	48,397	(23.5)	(31.2)
Property, plant and equipment, net	147,983	157,256	156,678	(0.4)	5.9
Operating leases, net	379	404	398	(1.5)	5.0
Foreclosed assets, net	10,432	11,908	11,725	(1.5)	12.4
Prepaid expenses and deferred charges	114,020	77,234	70,280	(9.0)	(38.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	130,624	142,699	145,679	2.1	11.5
Reappraisal of assets	352,766	378,514	410,027	8.3	16.2
Total assets	15,805,704	16,047,807	16,820,777	4.8	6.4
LIABILITIES
DEPOSITS
Checking accounts	1,607,655	1,423,839	1,502,517	5.5	(6.5)
Time deposits	1,994,971	1,275,126	1,261,768	(1.0)	(36.8)
Savings deposits	6,374,069	8,090,230	8,503,434	5.1	33.4
Other	53,935	82,269	59,846	(27.3)	11.0
Total deposits	10,030,629	10,871,463	11,327,566	4.2	12.9
Bankers' acceptances, spot transactions and derivatives	1,708	2,675	2,693	0.7	57.7
Interbank borrowings and overnight funds	10,988	-	4,723	N.A.	(57.0)
Borrowings from banks and other	650,242	183,516	182,680	(0.5)	(71.9)
Accrued interest payable	38,459	24,042	24,925	3.7	(35.2)
Other accounts payable	452,889	490,024	477,517	(2.6)	5.4
Bonds	1,897,875	1,604,171	1,814,671	13.1	(4.4)
Estimated Liabilities	307,427	245,072	273,628	11.7	(11.0)
Other liabilities	367,656	369,254	372,609	0.9	1.3
Total liabilities	13,757,873	13,790,216	14,481,012	5.0	5.3
Total shareholders' equity	2,047,831	2,257,590	2,339,765	3.6	14.3
Total liabilities and shareholders' equity	15,805,704	16,047,807	16,820,777	4.8	6.4

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

INCOME STATEMENT	YTD		Growth (%) Oct-13 Vs. Oct-12	Mes		Growth (%) Oct-13 Vs. Sept-13
(Ps. Millions)	Oct-12	Oct-13		Sept-13	Oct-13
INTEREST INCOME
Interest on loans	1,170,807	1,170,891	0.0	113,829	115,272	1.3
Interest on investment securities	121,273	85,536	(29.5)	9,174	10,697	16.6
Interbank and overnight funds	14,276	11,551	(19.1)	946	690	(27.1)
Financial leases	30,550	28,945	(5.3)	2,413	2,717	12.6
Total Interest Income	1,336,906	1,296,922	(3.0)	126,362	129,375	2.4
INTEREST EXPENSE
Checking accounts	20,086	6,732	(66.5)	373	430	15.4
Time deposits	109,240	76,217	(30.2)	5,933	5,367	(9.5)
Saving deposits	195,860	197,122	0.6	22,144	23,530	6.3
Total interest expense on deposits	325,186	280,072	(13.9)	28,450	29,327	3.1
Borrowings from banks and others	32,147	8,497	(73.6)	428	452	5.6
Interbank and overnight funds (expenses)	7,775	3,498	(55.0)	150	606	305.0
Bonds	97,871	89,264	(8.8)	8,128	8,126	(0.0)
Total interest expense	462,979	381,330	(17.6)	37,155	38,511	3.6
Net Interest Income	873,927	915,592	4.8	89,206	90,865	1.9
Provisions for loan and financial lease losses, accrued interest and other, net	81,799	67,062	(18.0)	7,714	(4,314)	(155.9)
Recovery of charged-off assets	(12,549)	(11,947)	(4.8)	(1,438)	(1,054)	(26.7)
Provision for investment securities, foreclosed assets and other assets	2,907	4,664	60.4	2,165	195	(91.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,830)	(845)	(53.9)	(42)	(96)	130.8
Total provisions, net	70,328	58,934	(16.2)	8,399	(5,269)	(162.7)
Net interest income after provisions	803,599	856,658	6.6	80,807	96,133	19.0
FEES AND OTHER SERVICES INCOME
Commissions from banking services	64,948	73,918	13.8	8,594	7,736	(10.0)
Branch network services	100	100	-	10	10	-
Credit card merchant fees	4,712	5,216	10.7	512	501	(2.0)
Checking fees	3,109	2,739	(11.9)	259	273	5.7
Other	8,389	7,159	(14.7)	685	709	3.4
Total fees and other services income	81,259	89,133	9.7	10,059	9,229	(8.2)
Fees and other services expenses	26,859	31,586	17.6	3,023	2,978	(1.5)
Fees and other services income, net	54,400	57,547	5.8	7,036	6,251	(11.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	11	2,118	N.A.	(201)	(85)	(57.6)
Gains (losses) on derivative operations, net	17	(184)	N.A.	38	14	(63.5)
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	42,445	42,345	(0.2)	19,131	189	(99.0)
Other	1,131	1,353	19.6	138	160	15.7
Total other operating income	43,601	45,631	4.7	19,107	278	(98.5)
Total operating income	901,600	959,836	6.5	106,950	102,663	(4.0)
OPERATING EXPENSES
Salaries and employee benefits	197,978	198,642	0.3	21,633	22,084	2.1
Bonus plan payments	2,851	2,898	1.7	150	138	(7.9)
Termination payments	233	414	77.3	-	-	N.A.
Administrative and other expenses	245,982	276,356	12.3	26,505	33,216	25.3
Insurance on deposit, net	24,373	25,422	4.3	2,674	2,707	1.2
Charitable and other donation expenses	1,143	1,194	4.5	119	119	0.0
Depreciation	16,630	18,193	9.4	1,855	1,855	(0.0)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	489,190	523,119	6.9	52,937	60,120	13.6
Net operating income	412,410	436,717	5.9	54,013	42,543	(21.2)
NON-OPERATING INCOME (EXPENSE)
Other income	52,667	90,884	72.6	1,330	1,899	42.8
Other expenses	9,697	12,134	25.1	1,273	991	(22.1)
Non-operating income (expense), net	42,970	78,750	83.3	57	908	N.A.
Income before income tax expense	455,380	515,467	13.2	54,071	43,451	(19.6)
Income tax expense	145,111	171,367	18.1	12,960	16,420	26.7
Net income	310,269	344,100	10.9	41,111	27,031	(34.2)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Oct-12	Sept-13	Oct-13	Oct-13 Vs. Sept-13	Oct-13 Vs. Oct-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	581,799	498,267	640,598	28.6	10.1
Interbank and overnight funds	332,348	29,105	106,634	266.4	(67.9)
Total Cash and cash equivalents	914,147	527,373	747,233	41.7	(18.3)
INVESTMENT SECURITIES
Debt securities	1,846,785	2,241,540	2,196,273	(2.0)	18.9
Trading	530,845	484,440	404,788	(16.4)	(23.7)
Available for Sale	998,218	1,437,821	1,449,248	0.8	45.2
Held to maturity	317,722	319,279	342,237	7.2	7.7
Equity securities	11,728	11,768	11,768	-	0.3
Trading	172	-	-	N.A.	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,207)	(2,280)	(2,289)	0.4	3.7
Total investment securities, net	1,856,305	2,251,028	2,205,752	(2.0)	18.8
LOANS AND FINANCIAL LEASES
Commercial loans	2,165,059	2,521,062	2,571,838	2.0	18.8
Consumer loans	2,753,973	2,964,164	2,993,961	1.0	8.7
Microcredit	19,636	13,229	12,713	(3.9)	(35.3)
Mortgage loans	781,395	933,871	959,690	2.8	22.8
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(249,429)	(282,425)	(285,727)	1.2	14.6
Total loans and financial leases, net	5,470,633	6,149,902	6,252,474	1.7	14.3
Interest accrued on loans and financial leases	66,864	73,603	71,633	(2.7)	7.1
Allowance on Interest accrued on loans and financial leases	(7,912)	(9,264)	(9,255)	(0.1)	17.0
Interest accrued on loans and financial leases, net	58,951	64,340	62,377	(3.0)	5.8
Bankers' acceptances, spot transactions and derivatives	610	-	316	N.A.	(48.3)
Accounts receivable, net	41,087	38,844	42,461	9.3	3.3
Property, plant and equipment, net	110,187	102,912	105,190	2.2	(4.5)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,581	4,508	4,548	0.9	(18.5)
Prepaid expenses and deferred charges	50,294	41,173	39,466	(4.1)	(21.5)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	54,266	70,857	72,454	2.3	33.5
Reappraisal of assets	172,065	219,616	220,162	0.2	28.0
Total assets	8,734,127	9,470,551	9,752,431	3.0	11.7
LIABILITIES
DEPOSITS
Checking accounts	596,965	655,027	712,954	8.8	19.4
Time deposits	2,365,975	2,378,679	2,331,454	(2.0)	(1.5)
Savings deposits	3,530,902	4,154,582	4,252,164	2.3	20.4
Other	25,738	34,374	34,852	1.4	35.4
Total deposits	6,519,580	7,222,663	7,331,424	1.5	12.5
Bankers' acceptances, spot transactions and derivatives	-	177	381	114.9	N.A.
Interbank borrowings and overnight funds	784,944	741,295	858,037	15.7	9.3
Borrowings from banks and other	81,906	78,251	89,613	14.5	9.4
Accrued interest payable	26,671	22,185	20,322	(8.4)	(23.8)
Other accounts payable	123,214	110,304	126,109	14.3	2.3
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	110,076	122,181	131,352	7.5	19.3
Other liabilities	49,615	49,788	47,973	(3.6)	(3.3)
Total liabilities	7,696,006	8,346,844	8,605,211	3.1	11.8
Total shareholders' equity	1,038,121	1,123,707	1,147,220	2.1	10.5
Total liabilities and shareholders' equity	8,734,127	9,470,551	9,752,431	3.0	11.7

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER, 2013

INCOME STATEMENT	YTD		Growth (%) Oct-13 Vs. Oct-12	Mes		Growth (%) Oct-13 Vs. Sept-13
(Ps. Millions)	Oct-12	Oct-13		Sept-13	Oct-13
INTEREST INCOME
Interest on loans	601,736	652,094	8.4	65,881	65,989	0.2
Interest on investment securities	108,436	141,703	30.7	10,615	8,890	(16.3)
Interbank and overnight funds	6,510	3,631	(44.2)	171	147	(14.0)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	716,683	797,427	11.3	76,666	75,026	(2.1)
INTEREST EXPENSE
Checking accounts	1,861	1,838	(1.3)	173	111	(36.0)
Time deposits	107,496	96,253	(10.5)	8,725	8,892	1.9
Saving deposits	71,904	70,448	(2.0)	7,216	6,919	(4.1)
Total interest expense on deposits	181,261	168,539	(7.0)	16,114	15,922	(1.2)
Borrowings from banks and others	6,038	3,473	(42.5)	294	298	1.1
Interbank and overnight funds (expenses)	23,385	17,079	(27.0)	1,678	2,332	39.0
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	210,684	189,092	(10.2)	18,086	18,551	2.6
Net Interest Income	505,999	608,336	20.2	58,580	56,475	(3.6)
Provisions for loan and financial lease losses, accrued interest and other, net	92,432	134,591	45.6	9,519	12,558	31.9
Recovery of charged-off assets	(24,563)	(19,475)	(20.7)	(2,150)	(2,022)	(5.9)
Provision for investment securities, foreclosed assets and other assets	1,566	2,060	31.5	288	298	3.4
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,301)	(2,086)	(9.4)	(221)	(240)	8.4
Total provisions, net	67,134	115,090	71.4	7,436	10,594	42.5
Net interest income after provisions	438,865	493,245	12.4	51,144	45,881	(10.3)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	122,403	126,561	3.4	12,843	12,869	0.2
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	10,572	12,834	21.4	1,368	1,316	(3.8)
Checking fees	6,544	6,304	(3.7)	711	657	(7.7)
Other	30,602	38,658	26.3	4,666	4,195	(10.1)
Total fees and other services income	170,121	184,358	8.4	19,588	19,037	(2.8)
Fees and other services expenses	45,727	54,489	19.2	5,633	5,719	1.5
Fees and other services income, net	124,393	129,868	4.4	13,955	13,318	(4.6)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(282)	1,127	500.1	(87)	(22)	(75.3)
Gains (losses) on derivative operations, net	1,032	(384)	(137.2)	158	112	(28.8)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	5,103	56.8	-	418	N.A.
Other	20	3	(85.1)	-	-	N.A.
Total other operating income	4,025	5,849	45.3	70	509	622.7
Total operating income	567,284	628,963	10.9	65,170	59,708	(8.4)
OPERATING EXPENSES
Salaries and employee benefits	123,871	128,502	3.7	13,305	12,951	(2.7)
Bonus plan payments	1,061	1,148	8.2	17	26	47.1
Termination payments	325	385	18.2	0	2	N.A.
Administrative and other expenses	213,765	229,121	7.2	22,578	21,267	(5.8)
Insurance on deposit, net	15,611	17,554	12.4	1,797	1,824	1.5
Charitable and other donation expenses	611	421	(31.1)	-	52	N.A.
Depreciation	17,896	15,907	(11.1)	1,467	1,974	34.5
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	373,140	393,036	5.3	39,165	38,095	(2.7)
Net operating income	194,144	235,927	21.5	26,005	21,613	(16.9)
NON-OPERATING INCOME (EXPENSE)
Other income	16,447	12,203	(25.8)	1,480	791	(46.5)
Other expenses	6,024	9,104	51.1	831	741	(10.8)
Non-operating income (expense), net	10,423	3,098	(70.3)	649	50	(92.2)
Income before income tax expense	204,567	239,025	16.8	26,654	21,664	(18.7)
Income tax expense	62,439	83,775	34.2	10,840	6,454	(40.5)
Net income	142,127	155,250	9.2	15,814	15,210	(3.8)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel